A-B
3/13

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
103

UNIT
SECURITIES AND E
Washington, D.C. ~~~~

08029740



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 18TH FLOOR

                                        (No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN SELF   770-263-7300

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS HAYS LLP

                              (Name – *if individual, state last, first, middle name*)

477 Madison Avenue, 10th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, __JONATHAN SELF_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__FPCM SECURITIES, LLC_____ , as

of __DECEMBER 31_____ , 20 _07___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCM SECURITIES, LLC

**FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION**

YEAR ENDED DECEMBER 31, 2007

FPCM SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

CONTENTS

SUPPLEMENTARY INFORMATION

MOORE STEPHENS HAYS LLP

CERTIFIED PUBLIC ACCOUNTS

477 Madison Avenue
New York, NY 10022-5892
United States of America

Tel: +212/572-5500
Fax: +212/572-5557
www.hayuco.com

To the Member of
  FPCM Securities, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of FPCM Securities, LLC as of December 31, 2007 and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPCM Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Hays LLP

February 26, 2008
New York, NY

Personal Attention: Global Connections
A member firm of Moore
Stephens International · Members
in principal cities throughout the world

FPCM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	113,998
Accounts receivable		114,552
Other assets		15,834
	$	244,384

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accrued commissions and other payables	$	170,816

Commitments and contingences (Notes 3, 4, 5 and 6)

Member's capital		73,568
	$	244,384

The accompanying notes are an integral
part of these financial statements.

2

FPCM SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenue		
Commissions	$	2,071,692
Interest and dividend income		4,445
Other income		35,000
		2,111,137
Expenses		
Commissions		1,868,790
General and administrative		185,281
		2,054,071
Net income	$	57,066

FPCM SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$	37,502
Capital distributions to member		(21,000)
Net income		57,066
Balance, December 31, 2007	$	73,568

The accompanying notes are an integral
part of these financial statements.   4

FPCM SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities		
Net income	$	57,066
Changes in operating assets and liabilities		
Accounts receivable		28,744
Other assets		(1,421)
Accrued commissions and other payables		(31,642)
Net cash provided by operating activities		52,747
Cash flows used in financing activities		
Member capital distributions paid		(21,000)
Net increase in cash and cash equivalents		31,747
Cash and cash equivalents at beginning of year		82,251
Cash and cash equivalents at end of year	$	113,998

The accompanying notes are an integral
part of these financial statements.

FPCM SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1   **Organization**

FPCM Securities, LLC (the "Company"), a wholly-owned subsidiary of FPCM Holdings, LLC, was formed on February 14, 1995, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in the business of offering and selling securities and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc ("NASD"), carries no customer funds or securities and is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The principal office of the Company is located at 140 Broadway, 18th Floor, New York, NY 10005. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

2   **Summary of significant accounting policies**

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The Company believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Revenue recognition

Revenue, which consists principally of commissions on private placement variable life insurance and annuity contracts as well as registered products, is recognized when earned and no longer subject to renegotiation or refund.

During 2007, the Company received $35,000 as a one-time special payment from FINRA in connection with the NASD's consolidation with the New York Stock Exchange. This amount is included as other income in the accompanying statement of operations.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the responsibility of the member.

Cash and cash equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

3   **Related party transactions**

In January 2006, the Company entered into a four year agreement with First Principles Capital Management, LLC, an affiliate of FPCM Holdings, LLC, to provide leased office space and administrative services to the Company. The Agreement required the Company to pay monthly fees of $3,000 per month during the year ended December 31, 2007 and for the remaining term of the Agreement. Expenses related to the Agreement for the year ended December 31, 2007 were $36,000.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

4   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2007, the Company had net capital of $108,870, which was $101,816 in excess of its required minimum net capital of $7,054. The Company's ratio of aggregate indebtedness to net capital was .97:1.

5   **Contracts**

In January 2006, the Company entered into a Broker/Dealer Sales and Supervision Agreement with Hartford Equity Sales Company, Inc. and Hartford Life Insurance Company (collectively, "Hartford") whereby the Company was appointed as agent for Hartford in the solicitation and procurement of private placement variable life insurance and annuity contracts as well as registered products. Approximately 82% of the Company's commission revenue for the year ended December 31, 2007 was derived from the agreement with Hartford. Accounts receivable of $108,387 at December 31, 2007 were due from Hartford and were collected during January 2008.

The Company also entered into a Financial Operational and Procedures Agreement with Capital Markets Compliance, LLC in January 2006 to outsource its Financial and Operational Principal and Chief Financial Officer responsibilities.

6   **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

FPCM SECURITIES, LLC

SUPPLEMENTARY INFORMATION

**COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED
BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2007

NET CAPITAL

Total member's capital	$	73,568
Add allowable credits		
Discretionary bonus payable		65,000
Less non-allowable assets		
Receivables from non-customers		(11,584)
Other assets		(15,834)
Total net capital before haircuts		111,150
Less haircuts on securities		
Money market funds		(2,280)
Net capital	$	108,870
Minimum net capital required		
(6 2/3% of aggregate indebtedness)	$	7,054
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	7,054
Excess net capital	$	101,816
Excess net capital at 1,000%		
(net capital less 10% of aggregate indebtedness)	$	98,288

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	105,816
Ratio of aggregate indebtedness to net capital		0.97:1

The accompanying notes are an integral
part of these financial statements.

FPCM SECURITIES, LLC

SUPPLEMENTARY INFORMATION

**COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED
BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (continued)**

DECEMBER 31, 2007

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the Focus report on Form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

MOORE STEPHENS HAYS LLP
CERTIFIED PUBLIC ACCOUNTS

477 Madison Avenue
New York, NY 10022-5892
United States of America

Tel: +212/572-5500
Fax: +212/572-5557
www.haysco.com

To the Member of
FPCM Securities, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of FPCM Securities, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

Personal Attention: Global Connections
A member firm of Moore
Stephens International - Members
is principal cities throughout the world

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Hays LLP

February 26, 2008
New York, New York

END   11